Meeder Financial

3rd Quarter 2009 Review

Meeder
Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

This is Bob Meeder, President of Meeder Financial and The Flex-funds® family of mutual funds. Thank you for making an investment of your time to view our 3rd Quarter 2009 Quarterly Review Webcast. We are confident the next 30 minutes will provide you with a good return on your investment.

Agenda

Review of 3rd Quarter 2009

Current Investment Strategies

Key Factors That Could Affect Financial Markets

2

We will begin with a review of the 3rd quarter, followed by a discussion of our current investment strategies.  And, finally, we will end the webcast by sharing what we believe to be some of the key factors that could influence the financial markets for the remainder of this year and the first part of 2010.

The Flex-funds® Money Market Fund

Performance Analysis as of September 30, 2009

Top 10%
each calendar year
since inception!
iMoneyNet.com
1.08%
0.50%
3.12%
2.62%
3.21%
2.72%
3.08%
2.59%
4.79%
4.52%
6%
4%
2%
0%
1 Year
3 Years
5 Years
10 Years
Since Inception
The Money Market Fund
Lipper Average General Purpose Money Market Fund

3

Before I begin, I would once again like to highlight The Flex-funds® Money Market Fund.  As of September 30, 2009, The Money Market Fund continues to be an extremely competitive money market fund.  With a record few others can boast, The Flex-funds® Money Market Fund has again landed in the top 10% of all general purpose money market funds according to iMoneyNet, just as it has for the past 23 consecutive calendar years, since its inception in 1985.  In fact, for the one year ended September 30, 2009, the Fund ranks in the top 5% of all money market funds.

7-Day Simple & 7-Day Compound Yields

The Flex-funds® Money Market Fund vs. iMoneyNet First Tier Retail Money Market Fund

3rd Highest Yield
in the country
7-day yield as of 9/29/2009
iMoneyNet.com
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
0.01%
0.08%
0.40%
Median
Top 10%
The Money Market Fund

4

Money Market Funds are also quoted showing their 7-day simple and 7-day compounded yields.

As of September 30, 2009, the 7-day simple and 7-day compounded yields of the Retail Class of The Flex-funds® Money Market Fund were 0.40% which remarkably made it the third highest yielding general purpose money market fund in the country. By means of comparison, the median money market fund, as of September 30, 2009 had a yield of just 0.01%. We take great pride in accomplishing this ranking without taking on any unnecessary risks.  In fact, we fully disclose our holdings every month, which can be found at www.flexfunds.com

S&P 500

1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
2nd best
performing
quarter in 10 yrs
55%
Decline
Recaptured
less than ½
of loss
9/30/2007
11/30/2007
1/30/2008
3/30/2008
5/30/2008
7/30/2008
9/30/2008
11/30/2008
1/30/2009
3/30/2009
5/30/2009
7/30/2009
9/30/2009

5

Now, let’s turn to the stock market.  Here, I have some good news and potentially some bad news…depending on how you look at things.  First the good news.  The stock market, as measured by the S&P 500, has appreciated over 58% since March 9, 2009.  This is one of the six strongest such advances in the history of the stock market.  The third quarter was the second best performing quarter in the stock market over the past ten years, exceeded only by the previous quarter.

Now for the potentially bad news.  However, one might also see this as good news.  The market has recaptured less than half of its cumulative loss since its all time high in October 2007.  Meaning, potentially, there could be more upside left in the stock market.

Six Largest Six Month Rallies of All Time

120%
100%
80%
60%
40%
20%
0%
38%
53%
109%
43%
45%
46%
November 1929
July 1932
February 1933
March 1938
December 1974
March 2009

From beginning month of six month rallies

6

To provide more insight on the significant advance that we are currently experiencing, the performance of the stock market over the last six months qualifies as one of the six largest 6-month rallies on a percentage basis of all time.  Unfortunately, all of the previous rallies were cyclical bull markets within secular bear markets.  The first 4 were all within the depression, from 1929 through 1938 and the rally off the 1974 low was during the secular bear market of 1966 through 1982.

In case you are wondering what a secular bear market is, we define and illustrate a secular bear market for you over the next few slides.

Dow Jones Industrial Average
Secular Bear Market
+ 32% - 75%
25% - 45%
1st Quarter 1966
X
4th Quarter 1982
When the stock market experiences periods of significant declines and advances yet the overall long-term trend (12 – 18 years) is sideways to down.
1300
1200
1100
1000
900
800
700
600
500
Jan-63
Jan-67
Jan-71
Jan-75
Jan-79
Jan-83

7

To help you better understand what a secular bear market is, we define a secular bear market as a stock market that has significant declines as well as significant advances yet the overall long-term trend, defined as 12 – 18 years, is sideways to down.

This chart illustrates the last secular bear market.  To elaborate, the Dow Jones Industrial Average topped out at approximately 1000 in the first quarter of 1966 and it did not decisively break above 1000 until the fourth quarter of 1982.  So for 16.5 years, the Dow went sideways, though it had periods of extreme advances and declines during this 16 plus year period.  To be more specific, during this 16-year period the Dow had five advances ranging from 32% to over 75% but it also had five declines ranging from 25% to 45%.

Dow Jones Industrial Average 1900-2009

Bear
15 Years
-3%
Bull
14 Years
+25%
Bear
13 Years
-10%
Bull
24 Years
+10%
Bear
16 Years
-1%
Bull
18 Years
+ 16%
Bear
-0.4%
Initial stages of a new long-term bull market?
100000
10000
1000
100
10
Jan-00
Jan-10
Jan-20
Jan-30
Jan-40
Jan-50
Jan-60
Jan-70
Jan-80
Jan-90
Jan-00

8

And, in case you think the 1966 through 1982 bear secular market is a one time anomaly, I would like to share with you a chart of the Dow Jones Industrial Average for the past 110 years.  Here, you can see seven distinct periods of alternating bull and bear markets.  From 1900 to 1915, the Dow had an annualized return of -3%.  For the next 14 years, from 1915 to 1929, the Dow averaged a remarkable 25% per year.  Then from 1929 to 1942 (during the Great Depression), the annualized return was a negative 10%.  From the early ‘40s to 1966, the Dow then returned 10% per year, followed by the period discussed on the previous slide where the Dow was essentially unchanged from 1966 to 1982.  The bull market from 1982 to 2000 – 18 years – the Dow had an annualized return of 16%.  And, since February 29, 2000, the average annualized return of the Dow has been a -0.4%  The shortest of these previous cycles has been 13 years.

So the million dollar question is, is the current rally from the mid March lows of this year a rally within a long-term secular bear market or was the mid-March low the end of the secular bear market that began in 2000 and we are now in the initial stages of a new long-term bull market?

In our opinion, too many uncertainties still remain in the economy and the financial markets.  We need further evidence to develop in order to determine if the stock market has truly turned the corner and began a new secular bull market.

With that said, what is extremely interesting to us is how similar the stock market is performing to the previous secular bear market.  The next two slides will illustrate this point.

Dow Jones Industrial Average October 1966 – April 1975

1,050
1,000
950
900
850
800
750
700
650
600
© 2008 Yahoo! Inc.
1967 1968 1969 1970 1971 1972 1973 1974 1975
1967 1968 1969 1970 1971 1972 1973 1974 1975 1976

S&P 500 Index October 1998 – September 2009

1.5k
1.40k
1.30k
1.20k
1.10k
1k
0.90k
0.80k
0.70k
© 2008 Yahoo! Inc.
1998 2000 2002 2004 2006 2008

This just might be my favorite slide of the entire presentation.  It is sometimes said history does not repeat itself, but it often rhymes.  The top clip of the slide shows the Dow Jones Industrial Average from 1966 to 1975.  Now, look at the remarkable similarity of the S&P 500 for the past 11 years.  Of course, it is not identical, but the similarity is truly quite amazing.  And should it continue like the 1966-1982 secular bear market, which by the way we are NOT predicting, the stock market could go back to its October 2007 highs.

Dow Jones Industrial Average After 2009 and 1974 Bear Market Bottoms

1974 - 1976
994
963
934
906
878
852
826
801
777
753
730
708
687
666
646
626
607
589
Recession End
A M J J A S O N D J F M A M J J A S O N D J F M
1975
1976

© Copyright 2009 Ned Davis Research, Inc. Further distribution prohibited without prior permission. All Rights Reserved.
See NDR Disclaimer at www.ndr.com/copyright.html . For data vendor disclaimers refer to www.ndr.com/vendorinfo/ .

10

To continue with the analysis of how the stock market is performing similarly to the 1966 – 1982 secular bear market, on a shorter term basis, notice the performance of the Dow Jones Industrial Average in the year before the end of the recession in 1975 and how the stock market performed after the end of the recession.  Now look at the similarity of the current market.  Again, we are not predicting history to repeat itself, it is simply an observation.   If the stock market continues to perform similarly to how the stock market performed after the end of the 1974-1975 recession, the stock market would experience a pause that refreshes and then continue its advance.

Investment Results

As of September 30, 2009

	QTD	YTD	1 Year	3 Years	5 Years
S&P 500	15.61%	19.26%	-6.91%	-5.42%	1.01%
Large Growth	13.97%	27.11%	-1.85%	-2.50%	1.95%
Large Value	18.24%	14.84%	-10.62%	-7.85%	0.95%
Russell 2000	19.28%	22.43%	-9.55%	-4.56%	2.45%
Small Growth	15.95%	29.12%	-6.32%	-2.59%	2.94%
Small Value	22.70%	16.36%	-12.61%	-6.61%	1.85%

11

I would like to take a few minutes to review some other items that are developing.  After trailing for the previous six months, value stocks outperformed growth stocks in the third quarter. Growth, however, still holds a decided advantage over the 1-year, 3-year and 5-year time frames.  Also note that the returns from all the sectors listed are positive for the five years ended September 30, 2009. In other words, had one entered the market as of September 30, 2004 and stayed invested throughout the five-year period and been able to match the performance of the overall market, one would have had a positive return.  We are pleased to report that the returns of all our equity funds that have been in existence for the past five years also have had positive returns over this same period.

S&P 500 vs. Russell 2000

S&P 500
Russell 2000
Added small-cap
exposure in
March 2009
20%
10%
0%
-10%
-20%
-30%
2009
Feb
Mar
Apr
May
Jun
Sep

12

This chart compares the return of large cap stocks, represented by the S&P 500 in blue and small cap stocks, represented by the Russell 2000, in red. This slide shows how small cap stocks, underperformed large cap stocks in the first quarter of 2009.  Since then, you can see small caps have outperformed large caps over the past six months.  We avoided small cap stocks during the first quarter, but then added small cap exposure starting in March.  This positioning helped our core equity portfolios beat their benchmarks this year.

Index / Sector Performance

	3rd Quarter	Year to Date
S&P 500	15.61%	19.26%
Financials	25.14%	19.19%
Industrials	21.24%	11.93%
Materials	21.00%	35.86%
Technology	16.70%	44.80%
Consumer Staples	10.50%	6.70%
Energy	9.49%	5.94%
Healthcare	8.91%	7.87%
Utilities	4.96%	0.68%

13

Briefly, this chart lists the returns of certain key sectors of the stock market for both the third quarter and year-to-date.  Note that while financials and industrials outperformed the S&P 500 in the third quarter, they are still lagging for the year.  Financial stocks, which led in the third quarter, are normally categorized as value holdings, which is by far the biggest reason why value stocks outperformed in the third quarter of 2009.  Also note the overall year-to-date returns of consumer staples, energy, health care and the utility sector.  The recent strong market returns have not lifted all boats equally.

S&P vs. Financials

S&P 500
Financials
(XLF ETF)
Financials down
over 80% from
October 2007

14

Here, we compare the financial sector, represented in red versus the S&P 500, shown in blue, since the stock market peaked back in October of 2007.  As you can see, financials have come back strongly over the past six months – in fact they have more than doubled from their March 2009 lows, however, they still have a long way to go to undo the damage caused by the recent financial crisis.

S&P 500 Trailing Earnings

$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
12/31/1990
12/31/1992
12/31/1994
12/31/1996
12/31/1998
12/31/2000
12/31/2002
12/31/2004
12/31/2006
12/31/2008
12/31/2010

15

One reason the overall market is at the same level today as it was in 1998 and 1999 is that total earnings of companies today are at approximately the same levels they were in 1998 and 1999.  This chart shows the trailing 12-month earnings on a per share basis of the S&P 500 going back to 1989.   The gray bars represent the three defined recessions over the past 20 years.  This chart also includes the S&P 500 consensus estimates of per share earnings through 2010.  If these earnings are realized as predicted, earnings of, say optimistically $50 per share, and a price/earnings ratio of 20 to 22 would lead to an expected price in the S&P of somewhere between 1000 and 1100.  Of course, there are some big, big variables here.  Of course, no one really knows what earnings will be, and no one really knows how optimistically the markets will reflect these earnings, but this chart can lead one to believe that the markets along with expected earnings are currently not significantly undervalued or overvalued, but pretty fairly valued.

S&P 500 Trade Volumes

10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
Millions
Volumes typical of bull markets
Volumes typical of bear markets
12/31/08
1/14/09
1/28/09
2/11/09
2/25/09
3/11/09
3/25/09
4/8/09
4/22/09
5/6/09
5/20/09
6/3/09
6/17/09
7/1/09
7/15/09
7/29/09
8/12/09
8/26/09
9/9/09
9/23/09

16

We also take into consideration much more complex technical indicators, as well as many other factors.  Another reason to be cautious is trading volumes.  Typically, bull markets are characterized by rising trading volumes.  Here, you can clearly see that volumes have been generally declining since the mid-March market bottom, which is a characteristic more frequently seen in bear market rallies.  We would like to see higher overall trading volumes to confirm a new secular long-term bull market.

Sell Signal?

1,023
487
182
91
6
Jan
Feb
Mar
Apr
May

January through May insiders were buying

Purchases minus sales as reflected in corporate filings. Source: Insiderscore.com

17

Another area to look at is insider purchases and sales of stocks. From January through May, insiders were buying shares of their companies.  However, since May, insiders have been net sellers of their stocks.  What was a bullish signal has now turned to a more cautious reading.

With that said, I am now going to turn the remainder of the third quarter review over to Dale Smith, our Chief Investment Officer, who will inform you of our current investment strategies and what we believe may be the key drivers that could affect the financial markets and the economy.

Where We Are Investing Now

Data as of September 30, 2009

Growth &

Aggressive Growth

Portfolios

Exposure Technology

Financials

Energy

Healthcare

Utilities

Consumer Staples

18

Thank you Bob, and hello once again everyone.  As Bob said, I would like to start with an evolution to our current market positioning.  Overall, we started 2009 fairly conservatively invested, but became more aggressively invested in late February.  While we have fully participated in the markets growth over the past seven months, as the third quarter rolled on, we began to once again scale back on the relative aggressiveness of our holdings.  While we have increased our mid-cap and small-cap exposures and maintained both our developed market and emerging market international exposures, the aggressiveness of these positions has been offset more recently with a focus on higher quality stocks, a theory I will explore in the next few minutes.  Overall, we find ourselves slightly over-weighted in materials, financials, health care and staples, while underweighted in technology, energy and utilities.

Where We Are Investing Now

Data as of September 30, 2009

Defensive

Equity

Portfolios

[illegible] Similar

[illegible] Portfolios

19

In regards to our defensive equity portfolios, we had been at least partially defensive since January 2008 we steadily increased our exposure throughout the third quarter.  While we were only 40% invested last March and we started the third quarter at an 80% invested position, by the end of the quarter we were essentially at a fully invested equity position.  The equity allocations are very similar to the growth portfolios discussed previously.

Where We Are Investing Now

Data as of September 30, 2009

Defensive

Fixed-Income

Portfolios

[illegible]gest Intermediate
Term R[illegible] Bonds
Treasuries

20

And in terms of our Defensive Fixed income portfolios, our models continue to indicate that rates should stay relatively range bound, but potentially trend slightly higher over the intermediate term.  We also have had success with an continue to overweight corporate fixed income positions, while underweighting both Government Treasury and Agency positions.

High Quality / Low Quality Companies

Percentage Move Since Rally Began March 9
Low Altman Z-Score Stocks
S&P 500 Index
High Z-Score Stocks
Low score indicates higher probability of bankruptcy
Low Z-Score Stocks now at risk of "W" economy says AIM's Armstrong
89.51
49.01
80
60
40
20
0
March 31
April 30
May 29
June 30
July 31
August 31

21

In the 1960’s, Edward Altman created a formula known as the Z-score.  It is a formula used to predict the probability that a firm will go into bankruptcy within two years.  A lower Z-score indicates a higher probability of bankruptcy.  Z-scores are most commonly used in the fixed income arena to predict corporate defaults. The score uses multiple corporate income and balance sheet variables to measure the financial health of a company.

What has been very interesting about the rally over the past several months is how strongly the markets have been led by companies with lower quality balance sheets.  As this slide shows, since March 9th of this year companies with low Z-scores have dramatically outperformed companies with higher Z-scores.  In other words, the companies that were the most beaten down, the most likely to go into bankruptcy have been the companies that have performed better as we have come back from the brink.  Though the economic status of the United States has clearly been improving, we question whether the low quality stocks will continue to lead into the fourth quarter and in 2010.

Dollar Still Declining

15%
Decline
Dollar Value
Foreign Holdings
Value
27
26.50
26
25.50
25
24.50
24
23.50
23
Nov
Feb
Mar
Apr
May
Jul
Aug
Sep

22

As I noted earlier, we generally maintained our modest developed and emerging market positions we entered in late February.  This chart measures the U.S. Dollar against a basket of foreign currencies for the past year.  For the past seven months – the period of time since we reestablished our international positions, the U.S. dollar has declined approximately 15% versus foreign currencies  When the U.S. dollar declines, as it has for the past seven months other things being equal, it increases the value of foreign holdings and our move to add foreign exposure back in March overall has helped our fund performance.

January 2009 Observations the Key Drivers for 2009

Credit markets

- Government rescue plans begin to take root
- Spreads narrow
- Lending increases

Effects of Deleveraging/ Government Offset

- Financial Entities
- Businesses
- Consumers

Other Key Ingredients

- Housing
- Inflation, Unemployment, GDP
- Corporate Profitability

23

We used a version of this slide in both the first and second quarter reviews and in our year-end 2008 review to summarize what we saw as the key drivers for the markets in 2009. In early 2009, we said that the key drivers for the duration and severity of the recession will depend on first the credit markets and how the various extensive government rescue plans would take root. If successful, we would see interest rate spreads begin to narrow and lending correspondingly increase. The second key driver would be how the government would offset the effects of deleveraging by financial entities, businesses, and, most importantly, consumers who make up approximately 70% of Gross Domestic Product (or GDP). And third, the key economic ingredients including GDP, unemployment, inflation, housing, and ultimately corporate profitability would ultimately retake center stage.

Well, the U.S. Government has clearly done its part, with the $787 Billion stimulus package, cash for clunkers, and the various programs instituted at the federal reserve.

The trillion dollar or perhaps the multi-trillion dollar question becomes, however, have these efforts jump started the economy enough so as to preclude the need for further action, or will the lingering effects of the credit crises slow down the economic recovery.

FIRST IT WAS BAD AND THEN IT WAS HORRIBLE, BUT NOW IT'S JUST AWFUL...
OPTIMIST'S CLUB.
©WWW.ERICGLEWIS.COM ALL RIGHTS RESERVED

24

I want to be very careful with my remaining comments.  There are too many in this industry that are perpetual cheerleaders.  We choose not to be wild eyed optimists nor gloom and doom pessimists, but realists.  Our fully invested funds and portfolios have participated fully in the market rebound over the past 6-1/2 months and the comments that follow are not, I repeat, not intended to throw water on either the economic or stock market recoveries.  However, I do want to demonstrate that there are still some pretty significant headwinds out there that may prevent a strong economic recovery.

Quarterly GDP

Gross Domestic Product (GDP) is the total dollar value of goods and services produced within a country
8
6
4
2
0
-2
-4
-6
-8
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11

25

This slide summarizes the change in gross domestic product of the United States by quarter since 2003. GDP, is the total dollar value of all goods and services produced within a countries borders for a given time period.  It is the key measure of national income and is the most important statistic to come out in a given quarter.

For the first time since it has been formally measured, GDP has declined four consecutive quarters, though the rate of decline has clearly improved.

Here, I would like to take a moment and flush out three potential future scenarios for GDP that have been discussed and debated.  First is the most optimistic – a V shaped recovery.  Here, the expectation is that GDP will continue to recover and, since it has dipped so much, will result in a very strong recovery.

The second scenario is the most pessimistic.  Every W begins with a V.  This is the fear of a double dip recession, very similar to 1982.  If the various stimulus efforts are lifted too soon, or the fed finds itself in a position that it needs to tighten to prevent runaway inflation, a subsequent decline in GDP could lead to this W shape.

Scenario 3 provides a middle ground between the V shaped recovery and a W.  It is most commonly called the square root recovery  based on its similarity to the square root sign.  Here, things get better, but the recovery is fairly anemic, and growth tends to flatten out at a very modest rate.  This is not an uncommon outcome in recessions that were primarily caused by financial crises.

The remaining slides will show some of the headwinds that might force a V shaped recovery into more of a square root recovery.

Record Drops in Tax Revenues

Federal tax revenues take major hit
Tax receipts, driven by big drops in indvidual income and corporate taxes, are on pace to post their biggest single-year decline since the Great Depression.
Change in federal tax receipts, fiscal years
60 Percent
40
20
0
-20
-40
-60
17%
54
Individual
Corporate
-14
-27
-22
-57
1980
85
90
95
00
05
09
NOTE: Data from 2009 is through June; the fiscal year ends in September.
SOURCES: Office of Management and Budget; Treasury Department
AP

26

A good indicator of both individual and corporate health is taxes withheld and remitted to the federal government.  As this slide shows, federal tax receipts for individuals have dropped 22% this year, while withholdings by corporations have dropped 57%.  Both of these are the biggest single year declines since the Great Depression.  It is hard to see the signs of the recovery in these numbers.

3rd Quarter 2009 Notables

-Sheila Bair, Chairman FDIC

27

In England, the recession has already been declared as over, but as the U.K.’s National Institute of Economic and Social Research so eloquently said recently, “The End of the Recession should not be confused with a return to normal circumstances.”

Here are some more of the headwinds we are facing here in the U.S.:

In the U.S., second quarter sales for the companies that comprise the S&P 500 were, in total, 16% lower than the second quarter of 2008.  As the third quarter earnings season is about to begin, probably the single biggest thing to look for in the third quarter earnings releases are the top line, or total revenues.   Profits have been maintained thus far thanks to severe cost cutting, especially in overhead, but earnings growth will not be able to further improve much without an increase in total sales.

Other headwinds – U.S. Credit Card Defaults rose to a record in August.  Write-offs rising to 11.49%.

In economics, a durable good or a hard good is a good which does not quickly wear out.  Examples of consumer durable goods include cars, appliances, home furnishings and fixtures, housewares and accessories.

Recently, durable good orders, were announced as dropping 2.4% compared to the previous month.  What got lost in that announcement, however, is that the durable goods orders are still 24.9% below the levels from a year ago.  Not exactly back to normal.

Yet another significant potential headwind.  The next big problem may be commercial loans.  Sheila Bair, the Chairman of the FDIC recently said that commercial loans are “going to be a bigger driver of bank failures towards the end of this year into next year…”

Commercial Bank Delinquency Rates & Charge-Offs

Delinquency Rates on Commercial Real Estate Loans at Commercial Banks
Quarterly Data 3/31/1991 - 6/30/2009
6/30/2009 = 7.91%
Both measures seasonally adjusted
11 10 9 8 7 6 5 4 3 2
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
Charge-Off Rates on Commercial Real Estate Loans at Commercial Banks
6/30/2009 = 2.11%
2.4 2.2 2.0 1.8 1.6 1.4 1.2 1.0 0.8 0.6 0.4 0.2

See NDR Disclaimer at www.ndr.com/copyright.html . For data vendor disclaimers refer to www.ndr.com/vendorinfo/
Copyright 2009 Ned Davis Research, Inc. Further distribution prohibited without prior permission. All Rights Reserved

28

To reiterate Ms. Bair’s comments, this chart shows the dramatic rise in both delinquencies and actual charge-offs of commercial real estate loans at commercial banks over the past 20 years.  Clearly, it is worse than is it has been in over a decade.  The concern is, does it get worse from here?

Consumer Confidence

120
100
80
60
40
20
0
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09

29

Last quarter, you may recall, in defining and describing green shoots we used consumer confidence as an example.  It had risen in March, April and May.   Since then, this is a green shoot that has not matured, and consumer confidence is at approximately the same level as in May and well below the levels from two years ago.

U.S. Light Vehicle Sales (SAAR)

Sept 2009 Estimate
9.22 Million
Autodata Corp
Units, Millions (SAAR)
20
18
16
14
12
10
8
6
4
2
0
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
May 07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Jan-10
http://www.calculatedriskblog.com/

30

The auto industry got a nice boost this summer with the government’s cash for clunkers program.  However, this is a good example where a government stimulus boosted sales, but in fact may have borrowed against future sales.  In the first month after the end of the program, sales dropped over 40% from the prior month and were down 23% from a year ago.

It doesn’t appear auto sales will measurably improve until the employment picture improves.

Personal Savings as a Percentage of Disposable Personal Income

Recessions
Personal Saving rate, percent of DPI (3 month centered average)
Personal Saving Rate
14%
12%
10%
8%
6%
4%
2%
0%
http://www.calculatedriskblog.com/

31

The personal savings rate has improved. This may be good for individuals as they rebuild their personal balance sheets, but a headwind for the economy in that if, collectively, consumers are saving more, that means they are not spending as much, which overall is bad for the economy.  Perhaps counter intuitively, the increase in personal savings can be bad for GDP and for the economy.

Effects of Stimulus Package on GDP

(Goldman Sachs Estimate)

Quarter	GDP
Q1 09	0.4%
Q2 09	2.2%
Q3 09	3.3%
Q4 09	2.0%
Q1 10	1.5%
Q2 10	1.1%
Q3 10	-0.6%
Q4 10	-1.5%

32

Goldman Sachs recently announced their estimates of the effects on GDP of the governments $787 Billion stimulus package.  As has been well documented elsewhere, not all of these monies were spent up front.  As shown here, the effects of this increased spending wear off in the third quarter of 2010, in a manner similar to the cash for clunkers program we just discussed, the net effect on GDP on a quarter over quarter basis then becomes negative.  With another round of elections due in November of 2010, the next $787 million question is how long before talks that another stimulus package will be needed.

Unemployment Insurance Weekly Claims and Recessions

Recession
Initial Claims (4 week moving average)
Initial Claims (4 wek moving average)
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
Jan-71 Jan-72 Jan-73 Jan-74 Jan-75 Jan-76 Jan-77 Jan-78 Jan-79 Jan- 80 Jan-81 Jan-82 Jan-83 Jan-84 Jan-85 Jan-86 Jan-87 Jan-88 Jan-89 Jan-90 Jan-91 Jan-92 Jan-93 Jan-94 Jan-95 Jan-96 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 Jan-09 Jan-10

http://www.calculatedriskblog.com/

33

As most everyone knows, unemployment continues to creep up and many expect it to peak at above 10%.  As we’ve discussed in prior quarterly status reviews, unemployment acts as a lagging indicator, and instead we like to look at other employment indicators. The red line on this slide summarizes the four week average of initial jobless claims for the past 40 years.  A very, very meaningful turning point to us is when this trend can conclusively reverse itself and drop meaningfully.  While it has turned downward, it has remained stubbornly above 500,000 per week.  This needs to drop meaningfully below 500,000 for the employment picture to improve.

Percent Job Losses in Post WWII Recessions

1948
1953
1958
1960
1974
1980
1981
1990
2001
2007
Percent Job Losses Realative to Peak Employment Month
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-5.0%
-6.0%
Current Recession
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47
Number of Months After Peak Employment
http:/www.calculatedriskblog.com/

34

This is also an update of a slide we also used last quarter.  Though initially probably confusing, this is simply the percentage of jobs lost for each of the ten recessions since World War II.  As you can see, the job losses in this current recession are now worse then any of the nine other recessions since World War II, and clearly much worse than the four recessions of the past 30 years.  This is still the most concerning headwind as it seems to have not yet reached bottom.

Inflation

7
6
5
4
3
2
1
0
-1
-2
-3
Sep-85
Sep-87
Sep-89
Sep-91
Sep-93
Sep-95
Sep-97
Sep-99
Sep-01
Sep-03
Sep-05
Sep-07
Sep-09
Inflation
continues to be
very tame.

35

Briefly, as it will always be one of the key economic ingredients, inflation continues to be very tame.  The reduction in commodity prices from last summer, combined with excess labor and production capacities are combining to keep a lid on inflation.  The longer term concerns, of course, are how the federal reserve unwinds its expansionary monetary policies as credit concerns continue to ease.

Oil

160
140
120
100
80
60
40
20
0
$140
$40
$60 - $70
12/31/2005
3/31/2006
6/30/2006
9/30/2006
12/31/2006
3/31/2007
6/30/2007
9/30/2007
12/31/2007
3/31/2008
6/30/2008
9/30/2008
12/31/2008
3/31/2009
6/30/2009
9/30/2009

36

One reason inflation is so low is the effects on energy prices.  As I’m sure many of you remember, oil climbed to a price over $140 per barrel in the summer of 2008.  While more recently, it has traded in the $60-70 range.  However, oil dropped to below $40 by the end of 2008.  So, over the next quarter, what has been a positive factor for inflation will most likely turn into a negative.

Existing Home Sales (units in millions, SAAR)

6.8
6.3
5.8
5.3
4.8
4.3
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Significant % of
homes sold are
distressed

37

For long time followers, the housing situation is normally an area we spend at least a few slides on each quarter, and this quarter is no exception.  On a somewhat positive note, sales of existing homes rose for four consecutive months before slipping last month.  However, housing statistics are getting very, very tricky for several reasons.  First, we have the increased home buying as a result of the temporary $8,000 first time home buyer tax credit.  This program, if not renewed, will expire as of November 30th of this year.  Second we have the federal reserve doing everything it can to keep mortgage rates as low as possible.  And third, the fact that a significant percentage of homes currently being sold are a result of foreclosures or homes in distress.

Home Purchase Market by Property Category, source: http://www.campbellsurveys.com/

Damaged REO
Move-In Ready REO
Short Sales
Non-Distressed
Percent of Market
60%
50%
40%
30%
20%
10%
0%
26%
23%
14%
36%
18.4%
15.7%
11.7%
54.1%
17.5%
15.5%
11.8%
55.1%
45% of all homes sold in financial distress
Q2 2009
Jul-09
Aug-09
http://www.calculatedriskblog.com/

38

As this slide shows, 45% of all homes sold are in some form of financial distress, either as owned directly by the bank (referred to as Real Estate Owned, or REOs), or in some form of a short sale.  This large relative percentage is distorting sales volume statistics which makes drawing firm conclusions from the data more difficult.

Percent of Mortgaged Properties with Negative Equity, June 2009 source: First American CoreLogic

Negative Equity
Near Negative Equity
80%
70%
60%
50%
40%
30%
20%
10%
0%
Percent Mortgaged Properties in State
30 – 40 %
In negative
equity position
Nevada
Arizona
Florida
Michigan
California
Georgia
Colorado
Virginia
Illinois
New Hampshire
Maryland
Tennessee
Nebraska
Wisconsin
Missouri
Arkansas
Utah
Idaho
Minnesota
Texas
South Carolina
Iowa
Kentucky
New Jersey
Washington, DC
Delaware
Kansas
Washington
Oregon
North Carolina
Massachusetts
Rhode Island
Alaska
Oklahoma
New Mexico
Connecticut
North Dakota
Alabama
Pennsylvania
Indiana
Hawaii
New York
Montana
http:/www.calculatedriskblog.com/

39

But the problem doesn’t end there.  It is estimated that as many as 30% to 40% of houses are currently in a negative equity position.  This can lead to more foreclosures downstream.  By one estimate there is what’s been called a shadow inventory as high as 7 million additional homes that are either in some stage of foreclosure, or will become a foreclosure statistic over the near term.

Every quarter, we try to provide at least one slide that shows the regional nature of this problem.  This slide summarizes the percentage of homes with negative equity, or a near negative equity, here defined as having equity of less than 5%.  The problems in Nevada, Arizona, Florida, Michigan and California show the severity of the problem in those states.

Future Mortgage Resets

Agency
Alt-A
Option ARM*
Estimated Cumulative Amoun($B)
Prime
Subprime
Unsecuritized ARMs (estimated)
Amount ($BB)
Estimated Cumulative Reset Amount ($BB)
Months to 1st reset
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Mar-13
Sep-13
Mar-14
Sep-14

Option ARMs show estimated recast schedule based on current negam rate; Source: Credit Suisse (US Mortgage Strategy), LoanPerformance, FH/FN/GN

40

Even that might be OK if that were the end of the story.  But there is still a significant bubble in the coming three years of mortgages that have not had their initial reset.  This slide shows the total dollars in billions of all mortgage types that are scheduled to have their first reset in the next few years.  Over $1 trillion is scheduled to reset over the next 2 to 2-1/2 years potentially at higher rates.

Rental Vacancy Rate

12%
11%
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
Percent Rental Units Vacant
1956
1958
1960
1962
1964
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
Vacancy Rates
at an all time
high
http://www.calculatedriskblog.com/

41

And finally, here is a great example of the law of unintended consequences.  As current renters are enticed into buying homes with the $8,000 tax credit, the rental vacancy rate hit an all-time high last month at over 10%.  Due to the overbuilding over the past several years, we find ourselves with both a housing glut and a rental unit glut in the housing industry.

This concludes my comments.  I hope I haven’t depressed everyone too much.  To reiterate what I said in my introduction, we fully recognize the improvements in much economic data over the past several months and we are not predicting a significant market decline here.  We are, however, trying to temper some of the optimists out there by facing some of the realities we have just discussed which explains our current emphasis favoring higher quality equities.  And with that I will pass it back to Bob.

Contact Us

Meeder Financial, Inc.
6125 Memorial Drive
Dublin, OH 43017
Phone: 866.633.3371
www.meederfinancial.com
clientservices@meederfinancial.com

Should you have any additional questions or comments, please contact our Client Services Department using the information listed above. Please be assured all emails will be returned promptly.

Thank you for taking the time to learn more about Meeder Financial and the services we offer!

42

We trust you found the information helpful and informative.  We would appreciate any feedback you may have on how we can improve our communications.  Once again thank you and, if you have any questions or comments, please feel free to call or e-mail us.